

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2011

<u>Via E-Mail</u>
Mr. Cheung Ming, Chief Executive Officer
Studio II Brands, Inc.
16F/Honest Motors Building
9-11 Leighton Road
Causeway Bay, Hong Kong

> **Re: Studio II Brands, Inc.**
> **Amendment No. 3 to Form 8-K**
> **Filed October 27, 2011**
> **Form 10-K for Fiscal Year Ended**
> **March 31, 2011**
> **Filed August 9, 2011**
> **Amendment No. 1 to Form 10-Q for Quarterly Period Ended**
> **June 30, 2011**
> **Filed October 28, 2011**
> **File No. 000-50000**

Dear Mr. Ming:

     We have reviewed your amended filings and your Form 10-K for fiscal year ended March 31, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K/A, filed October 27, 2011</u>

<u>Exhibits</u>

1. We note your responses to comments 11 and 12 of our letter dated September 15, 2011. Exhibits 3.2 and 3.2.1 are filed in improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Please file each exhibit properly with your

next amendment. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Exhibit 99.1

Hippo Lace Limited Financial Statements

Note 3. Business Acquisition, page 14

2. We note in your response to comment 17 of our letter dated September 15, 2011 that a portion of the total consideration of $182,982 was used to pay off Legend Sun's shareholder loan due to Sizegenic at the acquisition date, and the remaining consideration was used to purchase Legend Sun's net assets (i.e. assets less liabilities). Please revise the Legend Sun purchase price allocation to include the shareholder loan of $86,198, as shown on the February 23, 2010 Legend Sun balance sheet in Exhibit 99.8.

Exhibit 99.2.1

Hippo Lace Limited Financial Statements

Note 13. Related Party Transactions, page 20

3. We note the $30,817 due from Joystick Limited as of March 31, 2010 and $51,362 charged to Joystick Limited for the period from December 11, 2009 (inception) to March 31, 2010 in Note 12 to the Hippo Lace Limited March 31, 2010 financial statements included in Exhibit 99.1 to your Form 8-K/A3. Please revise to also include related party disclosures for transactions with Joystick Limited in the footnotes to the March 31, 2010 financial statements included in Ex. 99.2.1, including disclosure of the offset of amounts due to Sizegenic as discussed in your response to comment 19 of our letter dated September 15, 2011.

Exhibit 99.5

Unaudited Pro Forma Consolidated Financial Statements

4. We note in your response to comment 48 of our letter dated September 15, 2011 that the $184,226 stockholder's loan due to Mr. Gu Yao still exists after the acquisition. We further note in Studio II's March 31, 2011 Form 10-K (Item 13, page 22) that the Studio II's subsidiary, HLL has an outstanding shareholder loan in the amount of $184,226 as of March 31, 2011. Please further explain to us why you have recorded a pro forma adjustment to eliminate the stockholder's loan, and why you have excluded the stockholder's loan from the purchase price allocation.

Form 10-K for the Fiscal Year Ended March 31, 2011

Studio II Brands, Inc. and Subsidiaries

Audited Financial Statements as of March 31, 2011 and 2010 and for the Period from February 10, 2011 to March 31, 2011 and for the Year Ended March 31, 2010

Report of Independent Registered Public Accounting Firm, page 1

5. We note in your response to comment 43 and 49 of our letter dated September 15, 2011 that you have filed a revised audit report to identify the financial statements covered by the report, pursuant to Rule 2-02(a)(4) of Regulation S-X. Please tell us where the revised audit reports were filed, or confirm to us that you will include the revised audit reports in the amendment to your March 31, 2011 Form 10-K.

Notes to Financial Statements, page 6

Discontinued Operations

6. We note in your response to comment 44 of our letter dated September 15, 2011 that you believe the termination of the subfranchise arrangement with the Beijing restaurant was merely a termination of a part of a component, and did not represent a disposal of one component of the Company under ASC 205-20. Please tell us if the operations and cash flows of the Beijing subfranchise operations can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. If so, further explain to us the basis for your conclusion that the Beijing subfranchise operations did not represent a component of the Company under ASC 205-20.

Note 3. Business Acquisition, page 13

7. We note in your response to comment 46 of our letter dated September 15, 2011 that the Company mutually agreed with the former shareholder of Hippo Lace Limited ("HLL") that the fair value of the 2,291,100 Studio II shares issued as consideration for HLL is fairly represented by the investment representing the outstanding balance of HLL's shareholder loan payable of $202,686 as of September 30, 2010 plus a premium of 8%. Please further explain to us the basis for your conclusion that HLL's shareholders loan payable to Mr. Gu Yao represents an investment in HLL. Also reconcile your response to the disclosure in Note 13 (page 21) to HLL's February 09, 2011 financial statements that the shareholders loan represents an advance to the Company to substantiate the needs of day-to-day operational expenses and working capital.

Note 12. Related Party Transactions, page 20

8. We note in Item 13 on page 22 that the Company's subsidiary, Hippo Lace Limited ("HLL") has an outstanding shareholder loan due to Mr. Gu Yao in the amount of $184,226 as of March 31, 2011. We further note in your response to comment 48 of our letter dated September 15, 2011 that HLL's stockholders loan due to Mr. Gu Yao was eliminated in consolidation. Please further explain to us why this outstanding loan due to a shareholder was eliminated in consolidation and not recorded as a liability on the March 31, 2011 balance sheet.

Item 9A. Controls and Procedures, page 16

9. We note your proposed DC&P and ICFR disclosures in response to comments 52-54 of our letter dated September 15, 2011. We further note that you do not provide your conclusion on the effectiveness of DC&P in the proposed disclosure in response to comment 53, but instead you provide a conclusion on the effectiveness of ICFR. Please further revise your proposed disclosure to provide a conclusion on the effectiveness of DC&P.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Archfield at (202) 551-3315 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director